Exhibit 99.1

TSX-V: AVU FRANKFURT: 8AM

410 – 325 Howe Street, Vancouver, BC Canada V6C 1Z7	T: (604) 687-3520 F: (888) 889-4874

August 17, 2015	NR 12 - 2015

Avrupa drills 125 meters of 6.91 g/t gold at Slivovo

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125 meters of 6.91 g/t gold and 19.19 g/t silver in SLV018

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62 meters of 1.59 g/t gold and 15.74 g/t silver in SLV016

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16 meters of 1.44 g/t gold and 13.08 g/t silver in SLV019

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Drilling continues in core area of Peshter gossan

Avrupa Minerals Ltd. (AVU:TSXV) is pleased to report further drilling results from the Peshter Gossan target at the Slivovo JV project.  The project is operated by Avrupa, and funded by partner, Byrnecut International Ltd. (BIL).  BIL has completed 51% earn-in requirements by spending € 1million for exploration on the Slivovo license.

Avrupa has now received results from four more drill holes at the Peshter Gossan target.  The highlight of the present group of holes is SLV018, drilled through the core of the Peshter Gossan.  Outstanding results from SLV018 further demonstrate the continuity of gold mineralization in the core of the Peshter Gossan.  Following are the summaries of the gold and silver results:

Drill results from SLV015 – hole was lost at a depth of 21 meters, and replaced by SLV016, drilled from the same location, but at a steeper angle of inclination.

Drill results from SLV016

From (m)	To (m)	Interval (m)	Gold -- g/t	Silver -- g/t
5	67	62	1.59	15.74
Including
15	35	20	2.59	19.76
And
46	67	11	1.85	15.58
Additional
88	92	4	1.58	13.22
Additional
114	118	4	2.27	21.82

Drill results from SLV017 – no significant results

Drill results from SLV018

From (m)	To (m)	Interval (m)	Gold -- g/t	Silver -- g/t
11	136	125	6.91	19.19
Including
11	116	105	7.98	20.94
And
11	89	78	9.4	21.65
And
41	49	8	36.02	33.27

Drill results from SLV019

From (m)	To (m)	Interval (m)	Gold -- g/t	Silver -- g/t
26	42	16	1.44	13.08
Additional
83	88	5	2.43	30.54

Peshter Gossan
Geology - Alteration
A'
B'
001
019
017016
018
014
002
004
011
A
B
003
006
005
020
022
021
013012
007
008
Legend
DH Gossan
DH No Gossan
Gossan Trace
No Gossan Trace
Under Gossan Trace
Sections
Thrust Fault
Shear_Zone
HB_Porphyry
Gossan
Calcareous
Non-Calcareous
Quartz Sulfide Veining
Meters
0 25 50 100
N

Figure 1.  Plan view map of drilling in the Peshter Gossan Zone.  Note the locations of SLV015 through SLV019.  Results from further holes are pending.

Descriptions of the drill holes

SLV015

SLV015 was collared in the north-central portion of the Main Gossan Zone, drilled in the direction of 097 degrees at an inclination of -45 degrees for 21.5 meters.  The hole was lost due to intercepting a large open cave.  SLV016 was drilled as a follow-up hole at a steeper angle to avoid the cave.

SLV016

SLV016 was collared in the northern portion of the main gossan zone, drilled in the direction of 097 degrees at an inclination of -55 degrees for 142.40 meters. The hole intercepted 75 meters of sulfide mineralization, averaging 5-10% of the rock volume.  Mineralization is dominated by pyrite, with lesser amounts of sphalerite, chalcopyrite, and galena. Pebble conglomerate, recognized as the favorable host rock type for gold, silver, and base metals mineralization, is the dominant rock type within the strongly altered and mineralized zone.  Silicification, dolomitization, and formation of cavities are the typical alteration styles within the sulfide-bearing zone.

SLV017

SLV017 was collared in the north-central portion of the main gossan zone, drilled in the direction of 235 degrees at an inclination of -60 degrees for 57.85 meters.  The hole was collared at the edge of the Main Gossan Zone and drilled away from the central zone of altered and mineralized rock in an effort to extend the gold mineralization to the southwest from the northern quadrant.  The hole did not intercept significant alteration or mineralization.

SLV018

SLV018 was collared in the northwest portion of the main gossan zone, drilled in the direction of 100 degrees, inclination -55 degrees.  The hole intercepted 135.50 meters of sulfides varying from 4% to 50% of the core. Sulfides are dominated by pyrite with lesser amounts of galena, sphalerite and chalcopyrite.  Lithology is dominated by calcareous pebble conglomerate, with lesser amounts of sandstone and siltstone.  Dissolution features and dolomitization were observed throughout the sulfide-bearing intercept, with both being recognized as favorable indications for the presence of gold in other drill holes.

SLV019

SLV019 was collared in the northern portion of the main gossan zone, drilled in the direction of 216 degrees, inclination -50 degrees.  The hole intersected patchy zones of 5-10% sulfides, dominated by pyrite and nearly equal sphalerite, with lesser amounts of galena and chalcopyrite.  The lithology is dominated by pebble conglomerate and lesser amounts of calcareous sandstone and siltstone.  The hole appears to have mostly drilled out of higher grade alteration and mineralization and was not expected to have any large intercepts of gold.

Drilling is continuing, with holes SLV020 through SLV024 drilled in the eastern extension of the gossan zone, and holes SLV025 through SLV028 drilled in or close to the main Peshter Gossan zone.  We are presently drilling on SLV028, and have completed close to 1,800 meters in this phase of the drilling.  Samples from SLV020 through SLV024 have been sent to the lab, while the later holes are being logged and reviewed.  Sampling of those holes will take place over the next couple of weeks.

Byrnecut has contracted with associate company Mining Plus Pty. Ltd. (Mining Plus) to begin work on an initial resource model and calculation.  Data from the project through drill hole SLV019 has already been forwarded to Mining Plus consultants who will be building a database to commence with the modeling.  The goal will be to provide enough information to make a tactical decision to move onto the next phase which will include work to move the Slivovo exploration license to a mining license and typical pre-feasibility tasks.

Notes on analytical methods and quality control.  All samples were sent to the ALS Minerals sample preparation facility at Bor, Serbia.  ALS performed the gold analyses at their Rosia Montana laboratory, using their standard Au-AA23 fire assay-atomic absorption spectroscopy (AAS) method on a 30-gram prepared sample.  Silver analyses were performed using ALS Minerals’ standard Ag-AA61 acid-digestion/AAS quantitative analytical method.  In addition to ALS Minerals quality assurance/quality control (QA/QC) of all work orders, the Joint Venture conducted its own normal, internal QAQC from results generated by the systematic inclusion of certified reference materials, blank samples and field duplicate samples. The analytical results from the quality control samples in the SLV015 through SLV019 work orders have been evaluated, and conform to industry best practice standards.

Byrnecut International Limited is an Australian company engaged in mechanized underground mine feasibility, mine development, and mine production. This includes shaft sinking, shotcreting, raise-boring, the provision of high quality equipment rebuilds, maintenance engineering, labor hire and training for the mining industry, as well as mine engineering consultancy services. Principal customers include first world mine owners across the globe.

Avrupa Minerals Ltd. is a growth-oriented junior exploration and development company focused on discovery, using a prospect generator model, of valuable mineral deposits in politically stable and prospective regions of Europe, including Portugal, Kosovo, and Germany.

The Company currently holds nine exploration licenses in three European countries, including six in Portugal covering 3,821 km2, two in Kosovo covering 47 km2, and one in Germany covering 307 km2.  Avrupa operates four joint ventures in Portugal and Kosovo, including:

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The Alvalade JV, with Antofagasta, covering one license in the Iberian Pyrite Belt of southern Portugal, for Cu-rich massive sulfide deposits;

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The Covas JV, with Blackheath Resources, covering one license in northern Portugal, for intrusion-related W deposits;

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The Alvito JV, with Lowell Copper, covering one license in the Ossa Morena Zone of south Portugal, for IOCG, polymetallic massive sulfide, and precious metal-bearing epithermal deposits; and

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The Slivovo JV, with Byrnecut International, covering one license in central Kosovo, for gold and base metals related to carbonate-hosted massive sulfide deposits in the Vardar Mineral Trend.

Avrupa is currently upgrading precious and base metal targets to JV-ready status in a variety of districts on their other licenses, with the idea of attracting potential partners to project-specific and/or regional exploration programs.

For additional information, contact Avrupa Minerals Ltd. at 1-604-687-3520 or visit our website at www.avrupaminerals.com.

On behalf of the Board,

“Paul W. Kuhn”

Paul W. Kuhn, President & Director

This news release was prepared by Company management, who take full responsibility for its content.  Paul W. Kuhn, President and CEO of Avrupa Minerals, a Licensed Professional Geologist and a Registered Member of the Society of Mining Engineers, is a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.  He has reviewed the technical disclosure in this release.  Mr. Kuhn, the QP, has not only reviewed, but prepared and supervised the preparation or approval the scientific and technical content in the news release.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.